FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For April 2012

Commission File Number: 1-32575

Royal Dutch Shell plc

(Exact name of registrant as specified in its charter)

England and Wales

(Jurisdiction of incorporation or organization)

30, Carel van Bylandtlaan, 2596 HR The Hague

The Netherlands

Tel No: (011 31 70) 377 9111

(Address of principal executive officers)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☑            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-

NOTICE OF MEETING ANNUAL GENERAL MEETING THE HAGUE AND LONDON, TUESDAY MAY 22, 2012 THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. If you are in any doubt about what action to take, you should seek your own personal advice immediately from a financial advisor authorised under the Financial Services and Markets Act 2000 if you are in the UK or, if you are not, from another appropriately authorised financial advisor. If you have sold or transferred all your ordinary shares in Royal Dutch Shell plc (the “Company”), please give this letter and the accompanying documents to the stockbroker or other agent through whom the sale or transfer was effected for transmission to the purchaser. Royal Dutch Shell plc

2	Notice of Meeting 2012

CONTENTS
3	Chairman’s Letter
4	Notice of Meeting
6	Explanatory Notes on Resolutions
8	Biographies

SHAREHOLDER NOTES
10	Attendance and appointment of a proxy
11	Corporate representatives
11	Electronic proxy appointment
12	CREST electronic proxy appointment
13	Audit concerns
13	Shareholders’ right to ask questions
13	Shareholders’ rights under Sections 338 and 338A of
the Companies Act 2006
13	Electronic publication
13	Electronic addresses
13	Shares and Voting Rights
13	Documents available for inspection

ATTENDANCE ARRANGEMENTS
14	The Hague, The Netherlands
15	London, United Kingdom

KEY TO SYMBOLS

related information online, such as on www.shell.com, or email address related information within this document
telephone number
postal address

    SPECIFICATIONS

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AVAILABILITY OF DOCUMENTS

The Company’s Annual Report and Form 20-F for the year ended December 31, 2011 and the Annual Review and Summary Financial Statements 2011 can be found at

  www.shell.com/annualreport

and the 2012 Notice of Meeting can be found at

  www.shell.com/agm

If you would like, free of charge, a paper copy of any of these documents [A], please contact one of the following:

THE NETHERLANDS

Royal Dutch Shell plc

c/o Euro Mail B.V.

    +31 (0)182 645669

UNITED KINGDOM

Royal Dutch Shell plc

c/o Equiniti

    +44 (0)121 415 7073

UNITED STATES

    +1 888 301 0504

[A]	The Annual Review and Summary Financial Statements 2011 and the 2012 Notice of Meeting are available in English and in Dutch.

E-COMMUNICATION

If you are a registered shareholder and hold your shares in your own name, or you hold your shares in the Royal Dutch Shell Corporate Nominee, you can choose to view shareholder communications (for example, the Company’s Annual Report and Annual Review and Summary Financial Statements) by means of our website instead of receiving paper communications. If you opt for website communications and provide us with your email address by registering online at www.shareview.co.uk/clients/shell, you will be sent a notification by email whenever such shareholder communications are added to our website, or in the absence of an email address you will be sent a notification by post. If you choose to view shareholder communications by means of our website, you may change your mind at any time or request, free of charge, a copy of the communication in paper form, by contacting our Registrar at the address below.

EQUINITI

Aspect House

      Spencer Road

      Lancing

      West Sussex BN99 6DA

      United Kingdom

  0800 169 1679 (UK)

      +44 (0)121 415 7073

Registered in England and Wales, Company number 4366849 Registered office: Shell Centre, London SE 1 7NA, United Kingdom Headquarters: Carel van Bylandtlaan 30, 2596 HR The Hague, The Netherlands Registered with the Dutch Trade Register under number 34179503

Notice of Meeting 2012 Chairman’s Letter	3

CHAIRMAN’S LETTER

March 21, 2012

Dear Shareholder,

I am pleased to invite you to the Company’s Annual General Meeting, which will be held on Tuesday May 22, 2012.

The principal meeting place for the AGM will be in The Hague, with an audio-visual link to a satellite meeting place in London. As last year, while the Directors will be located in The Hague, shareholders located in London will be able to participate fully in the meeting via an audio-visual link. Shareholders in each location will be able to see and hear the other location by way of large screens located on stage, and ask questions at designated question points. Shareholders in both The Hague and London will also be able to vote on each of the resolutions, and on any other matter which may properly come before the meeting. Details of the arrangements for the meeting locations in The Hague and London are given on pages 14 and 15 ..

The meeting will be conducted in English although there will be Dutch translation facilities available at each venue.

BUSINESS OF THE MEETING

The business to be conducted at the meeting is set out in this Notice with explanatory notes concerning each of the resolutions. The business is mainly of a routine nature for a listed company and your Board recommends that you vote in favour of Resolutions 1 to 20.

DIRECTORS

I would like in particular to bring to your attention Resolutions 3 to 14, which relate to the appointment and re-appointment of Directors.

In line with the UK Corporate Governance Code, all Directors will retire at the AGM and, subject to the Articles of Association and their wish to continue as a Director of the Company, seek re-appointment by shareholders. Lord Kerr of Kinlochard will not be seeking re-appointment having served nine years as a Non-executive

Director and I would like to take this opportunity to thank him for his long and distinguished service. I would also like to thank Malcolm Brinded who will be standing down as an Executive Director of the Company with effect from April 1, 2012 after a distinguished career with Shell of more than 37 years.

Shareholders will also be asked to vote on the appointment of Sir Nigel Sheinwald as a Director of the Company with effect from July 1, 2012.

I believe that the appointment and each of the re-appointments proposed in Resolutions 3 to 14 are in the best interests of the Company. The biographical details of each Director are given on pages 8 and 9 and I hope you will vote in support of these resolutions.

QUESTION AND ANSWER SESSION

The AGM provides an opportunity for you to ask questions about the business set out in this Notice and to raise other matters about the business of the Company. As Chairman of the meeting, I will endeavour to ensure that discussions are kept relevant and that as many shareholders as possible have the opportunity to speak.

VOTING

All resolutions for consideration at the meeting will be decided on a poll rather than a show of hands. This means that a shareholder has one vote for every share held. Even if you are not able to come to the meeting, I would urge you to vote by following the guidance notes on pages 10 to 13 ..

Yours faithfully,

Jorma Ollila

Chairman

4	Notice of Meeting 2012 Notice of Meeting

NOTICE OF MEETING

Notice is hereby given that the Annual General Meeting (the “AGM “) of Royal Dutch Shell plc (the “Company”) will be held at Circustheater, Circusstraat 4, The Hague, The Netherlands at 11 am (Dutch time) on Tuesday May 22, 2012, with an audio-visual link to a satellite meeting place at The Barbican Centre, Silk Street, London, EC2Y 8DS, United Kingdom at 10 am (UK time), for the purposes of considering the following business:

To consider and, if thought fit, to pass the following resolutions, with those numbered 1 to 17, and 20 being proposed as ordinary resolutions and those numbered 18 and 19 being proposed as special resolutions.

For ordinary resolutions to be passed, more than half of the votes cast must be in favour of the resolution, whilst in the case of special resolutions at least three quarters of the votes cast must be in favour.

RESOLUTION 1

That the Company’s annual accounts for the financial year ended December 31, 2011, together with the Directors’ report and the Auditors’ report on those accounts, be received.

RESOLUTION 2

That the Remuneration Report for the year ended December 31, 2011, set out in the Annual Report and Accounts 2011 and summarised in the Annual Review and Summary Financial Statements 2011, be approved.

RESOLUTION 3

That Sir Nigel Sheinwald be appointed as a Director of the Company with effect from July 1, 2012.

RESOLUTION 4

That Josef Ackermann be re-appointed as a Director of the Company.

RESOLUTION 5

That Guy Elliott be re-appointed as a Director of the Company.

RESOLUTION 6

That Simon Henry be re-appointed as a Director of the Company.

RESOLUTION 7

That Charles O. Holliday be re-appointed as a Director of the Company.

RESOLUTION 8

That Gerard Kleisterlee be re-appointed as a Director of the Company.

RESOLUTION 9

That Christine Morin-Postel be re-appointed as a Director of the Company.

RESOLUTION 10

That Jorma Ollila be re-appointed as a Director of the Company.

RESOLUTION 11

That Linda G. Stuntz be re-appointed as a Director of the Company.

RESOLUTION 12

That Jeroen van der Veer be re-appointed as a Director of the Company.

RESOLUTION 13

That Peter Voser be re-appointed as a Director of the Company.

RESOLUTION 14

That Hans Wijers be re-appointed as a Director of the Company.

RESOLUTION 15

That PricewaterhouseCoopers LLP be re-appointed as Auditors of the Company to hold office until the conclusion of the next AGM of the Company.

RESOLUTION 16

That the Board be authorised to determine the remuneration of the Auditors for 2012.

RESOLUTION 17

That the Board be generally and unconditionally authorised, in substitution for all subsisting authorities, to allot shares in the Company, and to grant rights to subscribe for or to convert any security into shares in the Company, up to an aggregate nominal amount of €147 million, and to list such shares or rights on any stock exchange, such authorities to apply until the earlier of the close of business on August 22, 2013 and the end of the next AGM of the Company (unless previously renewed, revoked or varied by the Company in general meeting) but, in each case, during this period the Company may make offers and enter into agreements which would, or might, require shares to be allotted or rights to subscribe for or to convert securities into shares to be granted after the authority ends and the Board may allot shares or grant rights to subscribe for or to convert securities into shares under any such offer or agreement as if the authority had not ended.

RESOLUTION 18

That if Resolution 17 is passed, the Board be given power to allot equity securities (as defined in the Companies Act 2006) for cash under the authority given by that resolution and/or to sell ordinary shares held by the Company as treasury shares for cash as if Section 561 of the Companies Act 2006 did not apply to any such allotment or sale, such power to be limited:

(A)

to the allotment of equity securities and sale of treasury shares for cash in connection with an offer of, or invitation to apply for, equity securities:

(i) to ordinary shareholders in proportion (as nearly as may be practicable) to their existing holdings; and

(ii) to holders of other equity securities, as required by the rights of those securities or, as the Board otherwise considers necessary,

and so that the Board may impose any limits or restrictions and make any arrangements which it considers necessary or appropriate to deal with treasury shares, fractional entitlements, record dates, or legal or practical problems arising in any overseas territory, the requirements of any regulatory body or stock exchange or any other matter whatsoever; and

Notice of Meeting 2012 Notice of Meeting	5

(B)

in the case of the authority granted under Resolution 17 and/or in the case of any sale of treasury shares for cash, to the allotment (otherwise than under paragraph (A) above) of equity securities or sale of treasury shares up to a nominal amount of €22 million, such power to apply until the earlier of the close of business on August 22, 2013 and the end of the next AGM of the Company but, in each case, during this period the Company may make offers and enter into agreements which would, or might, require equity securities to be allotted (and treasury shares to be sold) after the power ends, and the Board may allot equity securities (and sell treasury shares) under any such offer or agreement as if the power had not ended.

RESOLUTION 19

That the Company be authorised for the purposes of Section 701 of the Companies Act 2006 to make one or more market purchases (as defined in Section 693(4) of the Companies Act 2006) of its ordinary shares of €0.07 each (“Ordinary Shares”), such power to be limited:

(A)

to a maximum number of 632 million Ordinary Shares;

(B)

by the condition that the minimum price which may be paid for an Ordinary Share is €0.07 and the maximum price which may be paid for an Ordinary Share is the higher of:

(i) an amount equal to 5% above the average market value of an Ordinary Share for the five business days immediately preceding the day on which that Ordinary Share is contracted to be purchased; and

(ii) the higher of the price of the last independent trade and the highest current independent bid on the trading venues where the purchase is carried out,

in each case, exclusive of expenses;

such power to apply until the earlier of the close of business on August 22, 2013 and the end of the next AGM of the Company but in each case so that the Company may enter into a contract to purchase Ordinary Shares which will or may be completed or executed wholly or partly after the power ends and the Company may purchase Ordinary Shares pursuant to any such contract as if the power had not ended.

RESOLUTION 20

That, in accordance with Section 366 of the Companies Act 2006 and in substitution for any previous authorities given to the Company (and its subsidiaries), the Company (and all companies that are subsidiaries of the Company at any time during the period for which this resolution has effect) be authorised to:

(A)

make political donations to political organisations other than political parties not exceeding £200,000 in total per annum; and

(B)

incur political expenditure not exceeding £200,000 in total per annum,

during the period beginning with the date of the passing of this resolution and ending at the conclusion of the next AGM of the Company. In this resolution, the terms “political donation”, “political parties”, “political organisation” and “political expenditure” have the meanings given to them by Sections 363 to 365 of the Companies Act 2006.

By order of the Board

Michiel Brandjes

Company Secretary

March 21, 2012

6	Notice of Meeting 2012 Explanatory Notes on Resolutions

EXPLANATORY NOTES

ON RESOLUTIONS

NOTE TO RESOLUTION 1

Annual Report and Accounts

The Board of Directors will present the Company’s annual accounts for the financial year ended December 31, 2011 together with the Directors’ report and the Auditors’ report on those accounts.

NOTE TO RESOLUTION 2

Consideration and approval of the Remuneration Report

Resolution 2 is a resolution seeking approval of the Directors’ Remuneration Report for the year ended December 31, 2011. The Report has been prepared and is laid before the meeting in accordance with the Companies Act 2006. The Board considers that the policy and practice outlined in the Report are appropriate to the Company’s circumstances and that the Report should receive shareholder support.

NOTE TO RESOLUTION 3

Appointment of a Director

As announced on March 15, 2012, the Board has proposed the appointment of Sir Nigel Sheinwald as a Director of the Company with effect from July 1, 2012. His biographical details are given on page 8 .

NOTES TO RESOLUTIONS 4 TO 14

Retirement and re-appointment of Directors

In line with the UK Corporate Governance Code, all Directors will retire at the AGM and, subject to the Articles of Association and their wish to continue as a Director of the Company, seek re-appointment by shareholders. The Directors retiring and seeking re-appointment at this AGM are Josef Ackermann, Guy Elliott, Simon Henry, Charles O. Holliday, Gerard Kleisterlee, Christine Morin-Postel, Jorma Ollila, Linda G. Stuntz, Jeroen van der Veer, Peter Voser and Hans Wijers. Their biographical details are given on pages 8 and 9 .. Pursuant to the UK Corporate Governance Code, all Non-executive Directors have received formal performance evaluations and were considered to be effective in their roles and to be committed to making available the appropriate time for Board meetings and other duties.

As announced on February 1, 2012, Lord Kerr of Kinlochard will be standing down as a Non-executive Director at the close of business of the AGM, and as announced on February 22, 2012, Malcolm Brinded will be standing down as an Executive Director with effect from April 1, 2012.

The Board recommends that you support the re-appointment of each of the retiring Directors standing for re-appointment at the AGM.

NOTES TO RESOLUTIONS 15 AND 16

Re-appointment of Auditors and determination of Auditors’ remuneration

The Company is required to appoint Auditors for each financial year of the Company, to hold office until the conclusion of the next general meeting at which accounts are laid before the Company.

Resolution 15 proposes the re-appointment of PricewaterhouseCoopers LLP as the Company’s Auditors and Resolution 16 seeks authority for the Board to determine their remuneration. Both resolutions are being proposed as ordinary resolutions.

NOTE TO RESOLUTION 17

Authority to allot shares

This resolution would give the Directors the authority to allot ordinary shares or grant rights to subscribe for or to convert any securities into ordinary shares up to an aggregate nominal amount equal to €147 million (representing 2,100 million ordinary shares of €0.07 each). This amount represents approximately one-third of the issued ordinary share capital of the Company as at March 21, 2012, the latest practicable date prior to publication of this Notice. The Company does not hold any shares in treasury as at the date of this Notice.

This authority complies with the guidelines issued by institutional investors.

The Directors’ authority under this resolution will expire at the earlier of the close of business on August 22, 2013 and the end of the AGM of the Company to be held in 2013. The Directors have no present intention to exercise the authority sought under this resolution.

NOTE TO RESOLUTION 18

Disapplication of pre-emption rights

This resolution will be proposed as a special resolution, which requires at least three quarters of the votes cast to be in favour. It would give the Directors the authority to allot ordinary shares (or sell any ordinary shares which the Company elects to hold in treasury) for cash without first offering them to existing shareholders in proportion to their existing shareholdings.

This authority would be, similar to previous years, limited to allotments or sales in connection with pre-emptive offers to ordinary shareholders and offers to holders of other equity securities, if required by the rights of those securities or as the Board otherwise considers necessary, or otherwise up to an aggregate nominal amount of €22 million (representing 314,285,714 ordinary shares). This aggregate nominal amount represents, in accordance with institutional investor guidelines, approximately 5% of the issued ordinary share capital of the Company as at March 21, 2012, the latest practicable date prior to publication of this Notice. In respect of this aggregate nominal amount, the Directors confirm their intention to follow the provisions of the Pre-Emption Group’s Statement of Principles regarding cumulative usage of authorities within a rolling 3-year period without prior consultation with shareholders.

The authority will expire at the earlier of the close of business on August 22, 2013 and the end of the AGM of the Company to be held in 2013. The Directors have no immediate plans to make use of this authority.

Notice of Meeting 2012 Explanatory Notes on Resolutions	7

NOTE TO RESOLUTION 19

Renewal of authority to make market purchases of ordinary shares

This resolution will be proposed as a special resolution, which requires at least three quarters of the votes cast to be in favour. Authority is sought for the Company to purchase up to 10% of its issued ordinary shares (excluding any treasury shares), renewing the authority granted by the shareholders at previous Annual General Meetings. The Board regards the ability to repurchase issued shares in suitable circumstances as an important part of the financial management of the Company.

The Directors confirm that they will exercise the on-going buy-back authority only when, in the light of prevailing market conditions, they consider that such purchases would result in an increase in earnings per share and would be in the best interests of the shareholders generally. The Board is making no recommendation as to whether shareholders should sell their ordinary shares in the Company. The Company purchased 34.4 million ordinary shares in the period from the last Annual General Meeting to March 21, 2012 under the existing authority.

Ordinary shares purchased by the Company pursuant to this authority will either be cancelled or held in treasury. Treasury shares are shares in the Company which are owned by the Company itself. The Company currently has no ordinary shares in treasury.

The minimum price, exclusive of expenses, which may be paid for an ordinary share is €0.07. The maximum price, exclusive of expenses, which may be paid for an ordinary share is the higher of (i) an amount equal to 5% above the average market value for an ordinary share for the five business days immediately preceding the date of the purchase and (ii) the higher of the price of the last independent trade and the highest current independent bid on the trading venues where the purchase is carried out.

The Company has no warrants in issue in relation to its shares and no options to subscribe for its shares outstanding.

The authority will expire at the earlier of the close of business on August 22, 2013 and the end of the AGM of the Company to be held in 2013.

NOTE TO RESOLUTION 20

Authority for certain donations and expenditure

This ordinary resolution seeks authority from shareholders to enable the Company (and its subsidiaries) to:

•  make political donations to political organisations other than political parties up to an aggregate of £200,000 per annum; and

•  incur political expenditure up to an aggregate of £200,000 per annum,

in the European Union (“EU”) which it would otherwise be prohibited from making or incurring because of the Companies Act 2006. The Directors are seeking such authority for the period up to the conclusion of the next AGM of the Company.

The Company has no intention of changing its current practice of not making political donations or incurring political expenditure and will not do so without the specific endorsement of shareholders. However, the Companies Act 2006 defines “political organisations” widely to include, amongst other things, organisations which carry on or propose to carry on activities that are capable of being reasonably regarded as intended to affect public support for a political party or an independent election candidate in any EU member state or to influence voters in relation to any referendum in any EU member state. As a result, it is possible that political organisations may include, for example, bodies concerned with policy review and law reform, with the representation of the business community or sections of it or with the representation of other communities or special interest groups which it may be in the Company’s interest to support.

YOUR DIRECTORS CONSIDER THAT RESOLUTIONS 1 TO 20 ARE IN THE BEST INTERESTS OF THE COMPANY AND ITS SHAREHOLDERS AS A WHOLE AND UNANIMOUSLY RECOMMEND THAT YOU VOTE IN FAVOUR OF RESOLUTIONS 1 TO 20.

8	Notice of Meeting 2012 Biographies

BIOGRAPHIES

Born June 26, 1953. A British national, Sir Nigel Sheinwald is a senior British diplomat who served as British Ambassador to the United States from 2007 to 2012. He joined the Diplomatic Service in 1976 and served in Brussels (twice), Washington and Moscow and in a wide range of policy jobs in London. Prior to his appointment as British Ambassador to the United States, he served as Foreign Policy and Defence Adviser to the Prime Minister and Head of the Cabinet Office Defence and Overseas Secretariat. He served as British Ambassador and Permanent Representative to the European Union in Brussels from 2000 to 2003. He will retire from the Diplomatic Service at the end of March, 2012. Subject to his appointment as a Director of the Company, he will serve as a member of the Corporate and Social Responsibility Committee.

RESOLUTION 3

NON-EXECUTIVE DIRECTOR

Born February 7, 1948. A Swiss national, appointed a Non-executive Director of the Company in May 2008. He is Chairman of both the Management Board and the Group Executive Committee of Deutsche Bank AG. He was appointed to these positions in 2006 and 2002 respectively. He joined Deutsche Bank’s Management Board in 1996, with responsibility for the investment banking division. He started his professional career in 1977 at Schweizerische Kreditanstalt (SKA), where he held a variety of positions in corporate banking, foreign exchange/money markets, treasury and investment banking. In 1990, he was appointed to SKA’s Executive Board, on which he served as President between 1993 and 1996. He is also a member of the Supervisory Board of Siemens AG and a member of the Board of Directors of Zurich Financial Services Limited. [A]

[A]	Josef Ackermann will be standing down as Chairman of the Management Board and the Group Executive Committee of Deutsche Bank AG with effect from the close of business of its Annual General Meeting scheduled to be held on May 31, 2012.

RESOLUTION 4

NON-EXECUTIVE DIRECTOR

Born December 26, 1955. A British national, appointed a Non-executive Director of the Company with effect from September 2010. He is Chief Financial Officer of Rio Tinto plc and Rio Tinto Limited, positions he has held since 2002. Following a period in investment banking, he joined the Rio Tinto Group in 1980 after gaining an MBA at INSEAD. He has held a variety of marketing, strategy and general management positions, including Head of Business Evaluation and President of Rio Tinto Brasil. He was Non-executive Director and Senior Independent Director of Cadbury plc from 2007 and 2008 respectively until March 2010. While on the Cadbury Board, he served as Chairman of the Audit Committee until April 2009.

RESOLUTION 5

CHIEF FINANCIAL OFFICER

Born July 13, 1961. A British national, appointed Chief Financial Officer of the Company with effect from May 2009. He joined Shell in 1982 as an engineer at the Stanlow refinery in the UK. After qualifying as a member of the Chartered Institute of Management Accountants in 1989, he held various finance posts, including Finance Manager of Marketing in Egypt, Controller for the Upstream business in Egypt, Oil Products Finance Adviser for Asia-Pacific, Finance Director for the Mekong Cluster and General Manager Finance for the South East Asian Retail business. He was appointed Head of Group Investor Relations in 2001 and Chief Financial Officer for Exploration & Production in 2004.

RESOLUTION 6

NON-EXECUTIVE DIRECTOR

Born March 9, 1948. A US national, appointed a Non-executive Director of the Company with effect from September 2010. He served as Chief Executive Officer of DuPont from 1998 to January 2009 and Chairman from 1999 to December

2009. He joined DuPont in 1970 after receiving a B.S. in industrial engineering from the University of Tennessee and held various manufacturing and business assignments, including a six-year, Tokyo-based posting as President of DuPont Asia/Pacific, before becoming Chairman and Chief Executive Officer. He previously served as Chairman of the World Business Council for Sustainable Development, Chairman of The Business Council, Chairman of Catalyst and Chairman of the Society of Chemical Industry – American Section and is a founding member of the International Business Council. He is Chairman of the Board of Directors of Bank of America Corporation and a Director of Deere & Company.

RESOLUTION 7

NON-EXECUTIVE DIRECTOR

Born September 28, 1946. A Dutch national, appointed a Non-executive Director of the Company with effect from November 2010. He was President/Chief Executive Officer and Chairman of the Board of Management of Koninklijke Philips Electronics N.V. from 2001 to March 2011. Having joined Philips in 1974, he held several positions before being appointed as Chief Executive Officer of Philips’ Components division in 1999 and Executive Vice-President of Philips in 2000. He was appointed Chairman of Vodafone Group plc in July 2011. He is also a member of the European Round Table of Industrialists, Chairman of both IMD’s Foundation Board and Executive Committee, member of the Supervisory Board of De Nederlandsche Bank N.V., Daimler AG, a Director of Dell Inc. and Chairman of the Foundation of the Cancer Centre Amsterdam.

RESOLUTION 8

NON-EXECUTIVE DIRECTOR

Born October 6, 1946. A French national, appointed a Non-executive Director of the Company in October 2004. She was a member of the Supervisory Board of Royal Dutch Petroleum Company (Royal Dutch) from July 2004 and was a Board member of Royal Dutch until December 2005. Previously, she was Chief

Notice of Meeting 2012 Biographies	9

Executive of Société Générale de Belgique, Executive Vice-President and member of the Executive Committee of Suez S.A., Chairman and Chief Executive Officer of Crédisuez S.A. and a Non-executive Director of Pilkington plc and Alcan Inc. She is a Non-executive Director of British American Tobacco plc and EXOR S.p.A.

RESOLUTION 9

CHAIRMAN

Born August 15, 1950. A Finnish national, appointed Chairman of the Company with effect from June 2006. He started his career at Citibank in London and Helsinki, before moving in 1985 to Nokia, where he became Vice President of International Operations. In 1986, he was appointed Senior Vice President Finance and between 1990 and 1992 he served as President of Nokia Mobile Phones. Between 1992 and 1999 he was President and Chief Executive Officer of Nokia, and from 1999 to June 2006 he was Chairman and Chief Executive Officer. He is currently Chairman of the Board of Nokia. [A]

[A]	Jorma Ollila will be standing down from the Board of Nokia with effect from the close of business of its Annual General Meeting scheduled to be held on May 3, 2012.

RESOLUTION 10

NON-EXECUTIVE DIRECTOR

Born September 11, 1954. A US national, appointed a Non-executive Director of the Company with effect from June 2011. She is a founding partner of the law firm of Stuntz, Davis & Staffier, P.C., based in Washington, D.C. Her law practice includes energy and environmental regulation as well as matters relating to government support of technology development and transfer. From 1989 to 1993, she held senior policy positions at the U.S. Department of Energy, including Deputy Secretary. She played a principal role in the development and enactment of the Energy Policy Act of 1992. From 1981 to 1987, she was an Associate Minority Counsel and Minority Counsel to the Energy and Commerce Committee of the U.S. House of Representatives. She chaired the Electricity Advisory Committee to the U.S. Department of Energy from 2008 to 2009, and was a member of the Board of Directors of Schlumberger Limited from 1993 to 2010. She serves on the Board of Directors of Raytheon Company.

RESOLUTION 11

NON-EXECUTIVE DIRECTOR

Born October 27, 1947. A Dutch national, appointed a Non-executive Director of the Company with effect from July 2009. Previously, he was Chief Executive since October 2004. He was appointed President of Royal Dutch Petroleum Company in 2000, having been a Managing Director since 1997. He was a Director of Shell Canada Limited from 2003 until 2005. He was Vice-Chairman and Senior Independent Director of Unilever (which includes Unilever N.V. and Unilever plc) to May 2011 and is Chairman of the Supervisory Boards of Koninklijke Philips Electronics N.V. and of ING Group. He also has various roles in several foundations and charities.

RESOLUTION 12

CHIEF EXECUTIVE OFFICER

Born August 29, 1958. A Swiss national, appointed Chief Executive Officer of the Company with effect from July 2009. He first joined Shell in 1982 and held a variety of finance and business roles in Switzerland, the UK, Argentina and Chile, including Chief Financial Officer of Oil Products. In 2002, he joined the Asea Brown Boveri (ABB) Group of Companies as Chief Financial Officer and member of the ABB Group Executive Committee. He returned to Shell in October 2004, when he became a Managing Director of The “Shell” Transport and Trading Company, p.l.c. and Chief Financial Officer of the Royal Dutch/Shell Group. He was a member of the Supervisory Board of Aegon N.V. from 2004 to 2006, a member of the Supervisory Board of UBS AG from 2005 to April 2010 and a member of the Swiss Federal Auditor Oversight Authority from 2006 to December 2010. In 2011, he was awarded the title of Dato Seri Laila Jasa by the Sultan of Brunei. He is a Director of Catalyst, a non-profit organisation which works to build inclusive environments and expand opportunities for women and business, and he was appointed to the Board of Directors of Roche Holdings Limited in March 2011. He is also active in a number of international and bilateral organisations, including the European Round Table of Industrialists and The Business Council.

RESOLUTION 13

NON-EXECUTIVE DIRECTOR

Born January 11, 1951. A Dutch national, appointed a Non-executive Director of the Company with effect from January 2009. He is Chief Executive Officer and Chairman of the Board of Management of Akzo Nobel N.V. He joined Akzo Nobel N.V. in 2002 as a Board member, and was appointed Chairman in 2003. He obtained a PhD in economics from Erasmus University Rotterdam while teaching there. Later, he became Managing Partner of The Boston Consulting Group. He served as Dutch Minister for Economic Affairs from 1994 to 1998, after which he returned to The Boston Consulting Group as Senior Partner until his appointment as a Board member of Akzo Nobel N.V. He is a trustee of various charities and a member of the European Round Table of Industrialists. [A]

[A]	Hans Wijers will be standing down as Chief Executive Officer of Akzo Nobel N.V. with effect from the close of business of its Annual General Meeting scheduled to be held on April 23, 2012.

RESOLUTION 14

On March 14, 2012 the Board approved the appointment of Hans Wijers as Deputy Chairman and Senior Independent Director and the appointment of Josef Ackermann as a member of the Nomination and Succession Committee. Subject to the reappointment of the respective Directors at the 2012 AGM, the new arrangements are with effect from May 23, 2012.

10	Notice of Meeting 2012 Shareholder Notes

SHAREHOLDER NOTES

THIS SECTION CONTAINS INFORMATION RELATING TO THE FOLLOWING:

1.	Attendance and appointment of a proxy
2.	Corporate representatives
3.	Electronic proxy appointment
4.	CREST electronic proxy appointment
5.	Audit concerns
6.	Shareholders’ right to ask questions
7.	Shareholders’ rights under Sections 338 and 338A of the Companies Act 2006
8.	Electronic publication
9.	Electronic addresses
10.	Shares and voting rights
11.	Documents available for inspection

1. ATTENDANCE AND APPOINTMENT OF A PROXY

If you wish to attend the Annual General Meeting or appoint a proxy to attend, speak and vote on your behalf, please see the relevant section below depending on the way you hold your shares.

There are several ways in which Royal Dutch Shell plc ordinary shares or an interest in those shares can be held. These include:

•	directly as registered shares in certificated or uncertificated form in a shareholder’s own name;

•	through the Royal Dutch Shell Corporate Nominee;

•	indirectly through Euroclear Nederland (via banks or brokers); or

•	as a direct or indirect holder of either A or B American Depositary Shares (ADSs) with the Depositary (The Bank of New York Mellon).

Any person to whom this Notice is sent who is a person that has been nominated under Section 146 of the Companies Act 2006 to enjoy information rights (“nominated persons”) does not have a right to appoint a proxy. However, a nominated person may, under an agreement with the registered shareholder by whom he or she was nominated, have a right to be appointed (or to have someone else appointed) as a proxy for the AGM. Alternatively, if a nominated person does not have such a right, or does not wish to exercise it, he or she may have a right under any such agreement to give instructions to the registered shareholder as to the exercise of voting rights.

Shareholders with registered shares in their own name or holding their shares through the Royal Dutch Shell Corporate Nominee

•

Registered holders of shares or shareholders who hold their shares in the Royal Dutch Shell Corporate Nominee, or their duly appointed representatives, are entitled to attend, speak and vote at the AGM.

•

Entitlement to attend and vote at the AGM will be determined by reference to the Company’s Register of Members. In order to attend and vote at the AGM, a person must be entered on the Register of Members or the register of the Royal Dutch Shell Corporate Nominee no later than 7.00 pm (Dutch time), 6.00 pm (UK time) on Friday May 18, 2012. A shareholder’s voting entitlement will depend on the number of shares held at that time. If the meeting is adjourned, such entitlement is determined by reference to the Register of Members or the register of the Royal Dutch Shell Corporate Nominee at 7.00 pm (Dutch time), 6.00 pm (UK time) on the day two working days preceding the date fixed for the adjourned meeting.

•

A shareholder is entitled to appoint a proxy to exercise all or any of their rights to attend and to speak and vote on their behalf at the AGM. A shareholder may appoint more than one proxy in relation to the AGM, provided each proxy is appointed to exercise the rights attached to a different share or shares held by that shareholder. A proxy need not also be a shareholder. Proxy Forms and Voting Instruction Forms must reach the Company’s Registrar no later than 6.00 pm (Dutch time), 5.00 pm (UK time) on Friday May 18, 2012. It is also possible to vote or register a proxy appointment electronically as explained below. Shareholders who have completed a Proxy Form or Voting Instruction Form may still attend the AGM and vote in person should they wish to do so, but they are requested to bring the Admittance Card with them to the meeting.

•

If a shareholder wishes to appoint multiple proxies, he or she should contact the Registrar on 0800 169 1679 (UK) or +44 (0) 121 415 7073 to obtain an additional Proxy Form or, in the case of a participant in the Royal Dutch Shell Corporate Nominee, a Voting Instruction Form. Alternatively the shareholder may photocopy his or her Proxy Form or Voting Instruction Form. It will be necessary for the shareholder to indicate on each separate Proxy Form, or Voting Instruction Form, the number of shares in relation to which each proxy is authorised to act. If a shareholder appoints more than one proxy, he or she must ensure that no more than one proxy is appointed in relation to any share.

•

If a shareholder does not specify how he or she wants the proxy to vote on the particular resolutions, the proxy may vote or abstain as he or she sees fit. A proxy may also vote or abstain as he or she sees fit on any other business which properly comes before the AGM.

•	If shares are held through the Royal Dutch Shell Corporate Nominee and no voting instructions are received or specified, the Corporate Nominee will not cast the votes attached to such shares.

•

If two or more shareholders jointly hold shares in the Company, each shareholder may attend, speak and vote at the AGM, appoint a proxy or give voting instructions. However, if more than one joint holder votes, appoints a proxy or gives voting instructions, the only vote,

Notice of Meeting 2012 Shareholder Notes	11

appointment or voting instruction which will count is the vote, appointment or voting instruction of the joint holder whose name is listed first on the register.

Shareholders holding their shares through Euroclear Nederland (via banks or brokers)

Shareholders holding their shares through Euroclear Nederland B.V. (“Euroclear”) via banks and brokers are not included in the Company’s Register of Members – such shares are included in the Register of Members under the name of Euroclear. If shareholders who hold their shares through Euroclear wish to (i) attend the AGM or (ii) appoint a proxy to attend, speak and vote on their behalf or (iii) give voting instructions without attending the meeting, they must instruct Euroclear accordingly. To do this, shareholders are advised to contact their bank or broker as soon as possible and advise them which of the three options they prefer. Alternatively shareholders can choose such options electronically by accessing the website www.rbs.com/ evoting and following the online instructions. In all cases the validity of the instruction will be conditional upon ownership of the shares at no later than 6.00 pm (Dutch time), 5.00 pm (UK time)

on Friday May 18, 2012. Any instruction, whether by hard copy or by electronic means, must be received by this time.

Shareholders holding their shares through Euroclear and who indicate they wish to attend the AGM will not receive an admittance card. They will therefore be asked to identify themselves at the AGM using a valid passport, identity card or driving licence.

Holders of American Depositary Shares (ADSs)

Registered ADS holders who wish to attend the AGM or wish to have their votes cast on their behalf should indicate accordingly on their Voting Instruction Form and return it to the Depositary, The Bank of New York Mellon. Those who hold their ADSs beneficially through a bank or broker and wish to attend the AGM or have their votes cast on their behalf should contact their bank or broker as soon as possible. The Depositary, The Bank of New York Mellon, can be contacted on telephone number +1 888 737 2377 (from within the USA) or +1 201 680 6825 (from outside the USA). Holders of ADSs wishing to attend the AGM will not receive an admittance card and may therefore be asked to identify themselves at the AGM using a valid passport, identity card or driving licence.

2. CORPORATE REPRESENTATIVES

Any corporation which is a member can appoint one or more corporate representatives who may exercise on its behalf all of its powers as a member provided that they do not do so in relation to the same shares.

3. ELECTRONIC PROXY APPOINTMENT

Registered shareholders and those who hold their shares through the Royal Dutch Shell Corporate Nominee and who would prefer to register a proxy appointment with the Registrar via the internet instead of by hard copy (sent by post or by hand) may do so by accessing the website www. sharevote.co.uk. Shareholders who hold their shares through the Royal Dutch Shell Corporate Nominee may also register their voting instructions for the AGM via the same corporate website. Details of how to register an electronic proxy appointment and voting instructions are set out on the website, but please note the following:

•	This method of registering proxies is an alternative to the traditional hard copy appointment of proxies, which will

12	Notice of Meeting 2012 Shareholder Notes

continue unaltered. The electronic facility is available to all shareholders and those who use it will not be disadvantaged.

•

This facility provides for the electronic appointment of a proxy and not direct electronic voting. Accordingly, the person appointed as proxy will have to attend the meeting in person and vote on behalf of the shareholder.

•	No special software is required in addition to internet access.

•

To register on the website www.sharevote. co.uk it will be necessary to quote the reference numbers which are set out on the top of your Proxy Form or Voting Instruction Form. These numbers are unique to the particular holding and the 2012 AGM and contain special security aspects to prevent fraudulent replication.

•

In the interests of security, the reference numbers will not be re-issued, so if you consider that you might want to register your proxy appointment or your voting instructions electronically after submitting the paper form, please retain a note of the Voting ID, Task ID and Shareholder

Reference Number before dispatching the paper form.

•

An electronic appointment of a proxy or registration of voting instructions will not be valid if sent to any address other than submission via www.sharevote.co.uk and will not be accepted if found to contain a virus.

•

The final time for receipt of proxies is 6.00 pm (Dutch time), 5.00 pm (UK time) on Friday May 18, 2012. You may change your appointment or voting instructions by submitting a new form in either hard copy or electronic form; however, the new form must be received by the Registrar by this final time. If two valid Proxy Forms or Voting Instruction Forms are received from the same shareholder before the relevant closing time, the one last received will be counted.

4. CREST ELECTRONIC PROXY

APPOINTMENT

CREST members who wish to appoint a proxy through the CREST electronic proxy appointment service may do so for the AGM and any adjournment(s) thereof by using the procedures described in the

CREST Manual. CREST personal members or other CREST sponsored members, and those CREST members who have appointed voting service provider(s), should refer to their CREST sponsor or voting service provider(s), who will be able to take the appropriate action on their behalf. In order for a proxy appointment or instruction made using the CREST service to be valid, the appropriate CREST message (a “CREST Proxy Instruction”) must be properly authenticated in accordance with Euroclear UK & Ireland Limited’s specifications and must contain the information required for such instructions, as described in the CREST Manual (available via www.euroclear.com/CREST). The message, regardless of whether it constitutes the appointment of a proxy or an amendment to the instruction given to a previously appointed proxy must, in order to be valid, be transmitted so as to be received by the Registrar (ID RA 19) by the latest time(s) for receipt of proxy appointments specified in this Notice of Meeting. For this purpose, the time of receipt will be taken to be the time (as determined by the timestamp applied to the message by the CREST Applications Host) from which the Registrar is able to retrieve

Notice of Meeting 2012 Shareholder Notes	13

the message by enquiry to CREST in the manner prescribed by CREST. After this time any change of instructions to proxies appointed through CREST should be communicated to the appointee through other means.

CREST members and, where applicable, their CREST sponsors or voting service providers, should note that Euroclear UK & Ireland Limited does not make available special procedures in CREST for any particular messages. Normal system timings and limitations will therefore apply in relation to the input of CREST Proxy Instructions. It is the responsibility of the CREST member concerned to take (or, if the CREST member is a CREST personal member or sponsored member or has appointed a voting service provider(s), to procure that his CREST sponsor or voting service provider(s) take(s)) such action as shall be necessary to ensure that a message is transmitted by means of the CREST system by any particular time. In this regard, CREST members and, where applicable, their CREST sponsors or voting service providers, are referred in particular to those sections of the CREST Manual concerning practical limitations of the CREST system and timings.

The Company may treat as invalid a CREST Proxy Instruction in the circumstances set out in Regulation 35(5)(a) of the Uncertificated Securities Regulations 2001.

5. AUDIT CONCERNS

Under Section 527 of the Companies Act 2006 shareholders meeting the threshold requirements set out in that section have the right to require the Company to publish on a website a statement setting out any matter relating to: (i) the audit of the Company’s accounts (including the auditor’s report and the conduct of the audit) that are to be laid before the Annual General Meeting; or (ii) any circumstance connected with an auditor of the Company ceasing to hold office since the previous meeting at which annual accounts and reports were laid in accordance with Section 437 of the Companies Act 2006. The Company may not require the shareholders requesting any such website publication to pay its expenses in complying with Sections 527 or 528 of the Companies Act 2006. Where the Company is required to place a statement on a website under Section 527 of the Companies Act 2006, it must forward the statement to the Company’s auditor not later than the time when it makes the statement available on the website. The business which may be dealt with at the Annual General Meeting includes any statement that the Company has been required under Section 527 of the Companies Act 2006 to publish on a website.

6. SHAREHOLDERS’ RIGHT TO ASK QUESTIONS

Any shareholder attending the meeting has the right to ask questions. The Company must cause to be answered any such question relating to the business being dealt with at the meeting but no such answer need be given if (i) to do so would interfere unduly with the preparation for the meeting or involve the disclosure of confidential information, (ii) the answer has already been given on a website in the form of an answer to a question, or (iii) it is undesirable in the interests of the Company or the good order of the meeting that the question be answered. See also “How to ask a question” on page 14 (The Hague) or page 15 (London) ..

7. SHAREHOLDERS’ RIGHTS UNDER SECTIONS 338 AND 338A OF THE COMPANIES ACT 2006

Under Section 338 and Section 338A of the Companies Act 2006, shareholders meeting the threshold requirements in those sections have the right to require the Company (i) to give to shareholders of the Company entitled to receive Notice of the Meeting, notice of a resolution which may properly be moved and is intended to be moved at the meeting and/or (ii) to include in the business to be dealt with at the meeting any matter (other than a proposed resolution) which may be properly included in the business. A resolution may properly be moved or a matter may properly be included in the business unless (a) (in the case of a resolution only) it would, if passed, be ineffective (whether by reason of inconsistency with any enactment or the company’s constitution or otherwise), (b) it is defamatory of any person, or (c) it is frivolous or vexatious. Such a request may be in hard copy form or in electronic form, must identify the resolution of which notice is to be given or the matter to be included in the business, must be authenticated by the person or persons making it, must be received by the Company not later than Monday April 9, 2012, being the date six clear weeks before the meeting, and (in the case of a matter to be included in the business only) must be accompanied by a statement setting out the grounds for the request.

8. ELECTRONIC PUBLICATION

A copy of this Notice of Meeting, and other information required by Section 311A of the Companies Act 2006, can be found at www.shell.com/agm.

9. ELECTRONIC ADDRESSES

Shareholders may not use any electronic address in this Notice of Meeting or any related documents (including Proxy Forms) to communicate with the Company about proceedings at the 2012 AGM or the contents of this Notice of Meeting other than for expressly stated purposes.

10. SHARES AND VOTING RIGHTS

The total number of Royal Dutch Shell plc ordinary shares in issue as at March 21, 2012 is 3,668,550,437 A shares and 2,661,403,172 B shares, and 50,000 sterling deferred shares. The A shares and the B shares carry one vote each but the sterling deferred shares have no voting rights. The Company holds no shares in treasury.

11. DOCUMENTS AVAILABLE FOR INSPECTION

The following documents, which are available for inspection during normal business hours at the registered office of the Company on any weekday (Saturdays, Sundays and public holidays excluded), will also be available for inspection at each of the AGM venues from 10:45 am (Dutch time), 9:45 am (UK time) on the day of the AGM until the conclusion of the AGM:

•	a copy of each Executive Director’s contract of service; and

•	a copy of each Non-executive Director’s letter of appointment.

14	Notice of Meeting 2012 Attendance Arrangements

ATTENDANCE

THE HAGUE,

THE NETHERLANDS

VENUE

Circustheater, Circusstraat 4, 2586 CW The Hague, The Netherlands.

TIME

Meeting starts at 11 am (Dutch time). Registration is open from 9:30 am (Dutch time).

HOW TO ASK A QUESTION

There will be dedicated question points located in the main auditorium. Ushers will be available to direct you to the question points and it is suggested that you sit in these areas should you wish to raise a question.

VOTING

Shareholders in both The Hague and London will be able to vote on each of the resolutions and any other matter which may properly come before the meeting.

REFRESHMENTS

Tea and coffee will be served before the AGM and a light lunch will be available after the AGM.

HOW TO GET THERE

The Circustheater is opposite the “Circustheater” tramstop. Take tram 9 from The Hague Hollands Spoor Station and The Hague Central Station.

PARKING

The car park is located at Nieuwe Parklaan.

SHAREHOLDERS WITH SPECIAL NEEDS

There will be an induction loop system for those with hearing difficulties. Persons in wheelchairs should contact a member of staff on arrival. Anyone accompanying a person in need of assistance will be admitted to the AGM.

SECURITY

In the interests of security, electrical equipment and cameras will not be permitted in the AGM. A routine bag search will be undertaken for those persons wishing to take bags into the AGM.

Notice of Meeting 2012 Attendance Arrangements	15

ATTENDANCE

LONDON,

UNITED KINGDOM

VENUE

The Barbican Centre, Silk Street, London, EC2Y 8DS, United Kingdom.

TIME

Meeting starts at 10 am (UK time). Registration is open from 8:30 am (UK time).

HOW TO ASK A QUESTION

There will be dedicated question points located in the main auditorium. Ushers will be available to direct you to the question points and it is suggested that you sit in these areas should you wish to raise a question.

VOTING

Shareholders in both London and The Hague will be able to vote on each of the resolutions and any other matter which may properly come before the meeting.

REFRESHMENTS

Tea and coffee will be served before the AGM and a light lunch will be available after the AGM.

HOW TO GET THERE

The Barbican Centre is located approximately five minutes away from the Barbican Underground station which is served by the Circle, Metropolitan and Hammersmith & City Lines.

PARKING

The Barbican has four car parks. Two are off Beech Street (westbound access only) and two are off Silk Street near the main entrance (as shown on the map below).

SHAREHOLDERS WITH SPECIAL NEEDS

There will be an induction loop system for those with hearing difficulties and a sign language interpreter will also be available during the meeting. Persons in wheelchairs should contact a member of staff on arrival. Anyone accompanying a person in need of assistance will be admitted to the AGM.

SECURITY

In the interests of security, electrical equipment and cameras will not be permitted in the AGM. A routine bag search will be undertaken for those persons wishing to take bags into the AGM.

OTHER SHELL PUBLICATIONS

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Annual Review and	Investors’ Handbook	Sustainability Report
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Royal Dutch Shell plc

Annual General Meeting Admittance Card

The Annual General Meeting of Royal Dutch Shell plc will be held at Circustheater, Circusstraat 4, The Hague, The Netherlands at 11.00 am (Dutch time) on Tuesday May 22, 2012, with an audio-visual link to a satellite meeting place at The Barbican Centre, Silk Street, London, EC2Y 8DS, United Kingdom at 10.00 am (UK time).

Attendance at the meeting

If you wish to attend the Annual General Meeting (AGM) in either The Hague or London, please bring this Admittance Card with you and keep it with you throughout the meeting. More information about attendance at the meeting is given in the Notice of Meeting.

Voting arrangements

It is intended that all the resolutions voted upon at the meeting will be subject to a poll (rather than a show of hands) which means that a shareholder has one vote for every share held. The voting procedure will be explained at the meeting.

Appointment of a proxy

You can appoint someone (called a proxy) to attend, speak and vote on your behalf. The proxy need not be a shareholder of the Company and if you make such an appointment you may still attend, speak and vote at the meeting.

If you wish to appoint a proxy, please complete the attached Proxy Form and send it in the pre-paid envelope enclosed to our Registrar, Equiniti, to be received no later than 6.00 pm (Dutch time), 5.00 pm (UK time) on Friday May 18, 2012.

Voting or appointing a proxy online

You can vote your shares or appoint a proxy online by logging onto www.sharevote.co.uk. You will need your Voting ID, Task ID and Shareholder Reference Number, which are shown on the attached Proxy Form. Your votes or appointment must be registered by no later than 6.00 pm (Dutch time), 5.00 pm (UK time) on Friday May 18, 2012. More information is given in the Notice of Meeting.

CREST electronic proxy appointment service

If you are a user of the CREST system (including a CREST personal member), you may appoint one or more proxies or give an instruction to a proxy via CREST. More information is given in the Notice of Meeting.

Enquiries

If you have any questions about how to complete the Proxy Form please telephone Equiniti on 0800 169 1679 or +44 (0) 121 415 7073. Lines are open 9.30 am (Dutch time), 8.30 am (UK time) to 6.30 pm (Dutch time), 5.30 pm (UK time) Monday to Friday.

Royal Dutch Shell plc

Proxy Form

Voting ID | Task ID | Shareholder Reference Number

You may appoint a proxy to attend, speak and vote on your behalf at the meeting. If you wish to appoint a proxy, please read the notes overleaf and complete and return this Proxy Form so that it is received no later than 6.00 pm (Dutch time), 5.00 pm (UK time) on Friday May 18, 2012. If you appoint a proxy, you may still attend, speak and vote at the meeting.

I/We, the undersigned, hereby appoint the Chairman of the Meeting or the person named in the box below (see Note 1 overleaf) as my/our proxy to attend, speak and vote on my/our behalf at the AGM of Royal Dutch Shell plc (the "Company") to be held on Tuesday May 22, 2012, and at any adjournment of that meeting. I would like my proxy to vote on the resolutions according to the way I have completed this form.

See Note 3 overleaf

☐ Please mark this box if this proxy appointment is one of multiple appointments being made (see Note 4 overleaf).

Date ______ Signed ______

Please mark with an ☒ in the boxes below for each resolution. If you do not complete the boxes below or do not otherwise instruct your proxy, your proxy can decide whether, and how, to vote.

Resolution	For	Against	Withheld
1 Adoption of Annual Report & Accounts	☐	☐	☐
2 Approval of Remuneration Report	☐	☐	☐
3 Appointment of Sir Nigel Sheinwald as a Director of the Company	☐	☐	☐
Re-appointment of the following as a Director of the Company:			
4 Josef Ackermann	☐	☐	☐
5 Guy Elliott	☐	☐	☐
6 Simon Henry	☐	☐	☐
7 Charles O. Holliday	☐	☐	☐
8 Gerard Kleisterlee	☐	☐	☐
9 Christine Morin-Postel	☐	☐	☐
10 Jorma Ollila	☐	☐	☐
11 Linda G. Stuntz	☐	☐	☐
12 Jeroen van der Veer	☐	☐	☐
13 Peter Voser	☐	☐	☐
14 Hans Wijers	☐	☐	☐
15 Re-appointment of Auditors	☐	☐	☐
16 Remuneration of Auditors	☐	☐	☐
17 Authority to allot shares	☐	☐	☐
18 Disapplication of pre-emption rights	☐	☐	☐
19 Authority to purchase own shares	☐	☐	☐
20 Authority for certain donations and expenditure	☐	☐	☐

0001-171-S

Notes

1 Appointment of proxy
Please strike out "the Chairman of the Meeting" if you wish to appoint another person, writing his or her name in the space provided.

2 Rights of proxy
A proxy properly appointed may attend the meeting, speak and vote on a poll or a show of hands. A proxy need not also be a shareholder. In the absence of instructions in respect of any resolution, the proxy may vote (or abstain from voting) as he or she thinks fit on that resolution, and may vote (or abstain from voting) as he or she thinks fit on any other business which may properly come before the meeting.

3 Partial voting
If the proxy is being appointed in relation to less than your full voting entitlement, please enter in the box next to the proxy holder's name the number of shares in relation to which he or she is authorised to act as your proxy. If left blank, your proxy will be deemed to be authorised in respect of your full voting entitlement (or if this Proxy Form has been issued in respect of a designated account for a shareholder, the full voting entitlement for that designated account).

4 Appointment of more than one proxy
To appoint more than one proxy, (an) additional Proxy Form(s) may be obtained by contacting the Registrar on 0800 169 1679 or +44 (0)121 415 7073 or you may photocopy this form. Please indicate in the box next to the proxy holder's name the number of shares in relation to which they are authorised to act as your proxy. Please also indicate by ticking the box provided if the proxy instruction is one of multiple instructions being given. All forms must be signed and returned together to the Registrar in the pre-paid envelope provided.

5 Validity
The Proxy Form(s) must be signed and dated by the appointer or appointer's attorney and together with the power of attorney or other authority, if any, under which it is signed or a notarially certified copy thereof, must reach the Registrar no later than the deadline referred to overleaf.

Where the appointor is a corporation, this Proxy Form must be under seal or under the hand of an officer or attorney duly authorised. If your Proxy Form arrives late or unsigned, it will not be valid and will not replace any earlier Proxy Form received.

6 Joint holders
In the case of joint holders, the vote of the senior shareholder who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the votes of the other joint holders. For this purpose, seniority is determined by the order in which the names stand in the register of members in respect of such joint holding. More information is given in the Notice of Meeting.

7 Record date
Entitlement to attend and vote at the meeting or any adjourned meeting, and the number of votes a shareholder, or his or her proxy, can cast, will be determined by reference to the shareholder register at 7.00 pm (Dutch time), 6.00 pm (UK time) on Friday May 18, 2012 or, if the meeting is adjourned, 7.00 pm (Dutch time), 6.00 pm (UK time) on the day two working days preceding the date fixed for such adjourned meeting.

8 Vote withheld
The "vote withheld" option is provided to enable you to abstain on any particular resolution. However, it should be noted that a "vote withheld" is not a vote in law and will not be counted in the calculation of the proportion of the votes "for" and "against" a resolution.

Poll Card

It is intended that all the resolutions voted upon at the meeting will be subject to a poll (rather than a show of hands) which means that a shareholder, or their proxy, has one vote for every share held. The Chairman will explain the voting procedure at the meeting.

		For	Against	Withheld
1	Adoption of Annual Report & Accounts	☐	☐	☐
2	Approval of Remuneration Report	☐	☐	☐
3	Appointment of Sir Nigel Sheinwald as a Director of the Company	☐	☐	☐
	Re-appointment of the following as a Director of the Company:			
4	Josef Ackermann	☐	☐	☐
5	Guy Elliott	☐	☐	☐
6	Simon Henry	☐	☐	☐
7	Charles O. Holliday	☐	☐	☐
8	Gerard Kleisterlee	☐	☐	☐
9	Christine Morin-Postel	☐	☐	☐
10	Jorma Ollila	☐	☐	☐
11	Linda G. Stuntz	☐	☐	☐
12	Jeroen van der Veer	☐	☐	☐
13	Peter Voser	☐	☐	☐
14	Hans Wijers	☐	☐	☐
15	Re-appointment of Auditors	☐	☐	☐
16	Remuneration of Auditors	☐	☐	☐
17	Authority to allot shares	☐	☐	☐
18	Disapplication of pre-emption rights	☐	☐	☐
19	Authority to purchase own shares	☐	☐	☐
20	Authority for certain donations and expenditure	☐	☐	☐

Date ______________ Signed ______________

The printing of this document was carbon neutral: certified carbon-offset projects compensated for the CO_2 emissions.
www.natureoffice.nl NL-001-031639

FSC MIX Paper from responsible sources FSC® C007225

73095 Royal Dutch Shell VIF_Layout 1 4/11/12 11:39 AM Page 1
73095 Royal Dutch Shell VIF
Proof 4

Annual General Meeting of ROYAL DUTCH SHELL PLC

Date: May 22, 2012

See Voting Instruction On Reverse Side.

Please make your marks like this: ☒ Use pen only

The Board of Directors recommend a vote in FAVOR of all resolutions.

	For	Against	Vote Withheld
1 Adoption of Annual Report & Accounts	☐	☐	☐
2 Approval of Remuneration Report	☐	☐	☐
3 Appointment of Sir Nigel Sheinwald as a Director of the Company	☐	☐	☐
Reappointment of the following as a Director of the Company:			
4 Josef Ackermann	☐	☐	☐
5 Guy Elliott	☐	☐	☐
6 Simon Henry	☐	☐	☐
7 Charles O. Holliday	☐	☐	☐
8 Gerard Kleisterlee	☐	☐	☐
9 Christine Morin-Postel	☐	☐	☐
10 Jorma Ollila	☐	☐	☐
11 Linda G. Stuntz	☐	☐	☐
12 Jeroen van der Veer	☐	☐	☐
13 Peter Voser	☐	☐	☐
14 Hans Wijers	☐	☐	☐
15 Reappointment of Auditors	☐	☐	☐
16 Remuneration of Auditors	☐	☐	☐
17 Authority to allot shares	☐	☐	☐
18 Disapplication of preemption rights	☐	☐	☐
19 Authority to purchase own shares	☐	☐	☐
20 Authority for certain donations and expenditure	☐	☐	☐

Please mark this box if you wish to attend and vote at the Meeting in person in accordance with the instruction on the reverse side. ☐

Authorized Signatures - This section must be completed for your instructions to be executed.

Please Sign Here ____________ Please Date Above ____________

Please Sign Here ____________ Please Date Above ____________

← Please separate carefully at the perforation and return just this portion in the envelope provided. ←

Annual General Meeting of Royal Dutch Shell plc (A & B Shares) to be held on May 22, 2012 for Holders as of April 12, 2012

INTERNET

Go To
www.proxypush.com/rds
- Cast your vote online.
- View Meeting Documents.

OR

TELEPHONE

1-866-307-0768
- Use any touch-tone telephone.
- **Have your Voting Instruction Form ready.**
- Follow the simple recorded instructions.

OR

MAIL
- Mark, sign and date your Voting Instruction Form.
- Detach your Voting Instruction Form.
- Return your Voting Instruction Form in the postage-paid envelope provided.

All votes must be received by 5:00 pm, Eastern Time May 14, 2012.

PROXY TABULATOR FOR
ROYAL DUTCH SHELL PLC
P.O. BOX 8016
CARY, NC 27512-9903

EVENT #

CLIENT #

Copyright © 2012 Mediant Communications LLC. All Rights Reserved

73095 Royal Dutch Shell VIF_Layout 1 4/11/12 11:39 AM Page 2 73095 Royal Dutch Shell VIF ROYAL DUTCH SHELL PLC The Bank of New York Mellon, 101 Barclay Street, New York, NY 10286 The undersigned, a registered holder of American Depositary Shares (“ADSs”) representing ordinary shares of ROYAL DUTCH SHELL PLC on the books of the Depositary on the record date of April 12, 2012 hereby delivers this Voting Instruction Card to the Depositary and requests and authorizes the Depositary, its Custodian or its nominee to vote or execute a proxy to vote the underlying ordinary shares represented by such ADSs, on the resolutions at the Annual General Meeting of ROYAL DUTCH SHELL PLC to be held on May 22, 2012 including any adjournment thereof (the “Meeting”), in accordance with the instructions set forth herein. In order to have the Depositary, its Custodian or its nominee vote the ordinary shares represented by such ADSs, this Voting Instruction Card must be received by the Depositary prior to the close of business on May 14, 2012. If you wish to attend and vote in person at the Meeting, please indicate so on the reverse side of this voting instruction card. This card must be received by the Depositary prior to the close of business on May 14, 2012. These instructions, when properly signed, dated and timely returned to the Depositary, will be voted in the manner directed herein. If these instructions are properly signed and dated, but no direction is made, the underlying ordinary shares represented by such ADSs will not be voted at the Meeting. Neither the Depositary nor the custodian nor the nominee of either of them shall vote or attempt to exercise the right to vote that attaches to the shares other than in accordance with such written instructions. PLEASE VOTE, DATE AND SIGN ON REVERSE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. Please sign this Voting Instruction Card exactly as your name appears on the face of this card and on the books of the Depositary. Joint owners should each sign personally. Trustees and other fiduciaries should indicate the capacity in which they sign, and where more than one name appears, a majority must sign. If a corporation, this signature should be that of an authorized officer who should state his or her title. (Continued and to be marked, dated and signed, on the other side) TO THE REGISTERED HOLDERS OF AMERICAN DEPOSITARY SHARES (“ADSs”) REPRESENTING ORDINARY SHARES OF ROYAL DUTCH SHELL PLC The Bank of New York Mellon (the “Depositary”) has received notice that the Annual General Meeting (the “Meeting”) of ROYAL DUTCH SHELL PLC will be held at Circustheater, Circusstraat 4, The Hague, The Netherlands on May 22, 2012 at 11:00 a.m. (Dutch time), with an audio-visual link to a satellite meeting place at The Barbican Centre, Silk Street, London EC2Y 8DS, United Kingdom at 10:00 a.m. (UK time) for the purposes set forth in the Notice of Annual General Meeting. This voting instruction card may be used by the registered holder of the ADSs in the name of the undersigned on the books of the Depositary as of the close of business on April 12, 2012, to either (i) request the Depositary, its Custodian or nominee (as appropriate) to appoint the registered holder as its proxy to attend the meeting and vote with respect to the number of Shares or other Deposited Securities represented by ADSs or (ii) instruct the person nominated by the Depositary, its Custodian or nominee as its proxy as to the exercise of the voting rights pertaining to that number of Shares or other Deposited Securities. If you wish to attend and vote in person at the meeting the number of Deposited Securities represented by the ADSs please mark the box on the reverse side of this voting instruction card, or if you wish you may instruct the person nominated by the Depositary, its Custodian or nominee as its proxy as to the exercise of the voting rights pertaining to that number of Shares or other Deposited Securities. The voting instruction card must be received by the Depositary prior to the close of business on May 14, 2012. The Bank of New York Mellon, as Depositary Proof 4 PROXY TABULATOR FOR ROYAL DUTCH SHELL PLC P.O. Box 8016 CARY, NC 27512-9903

To: Holders of American Depositary Shares (“ADSs”) of Royal Dutch Shell plc

Dear ADS Holder:

The Annual General Meeting of Royal Dutch Shell plc (the ‘Company’) will be held at Circustheater, Circusstraat 4, The Hague, the Netherlands at 11 am (Dutch time) on Tuesday May 22, 2012, with an audio-visual link to a satellite meeting place at The Barbican Centre, Silk Street, London, EC2Y 8DS, United Kingdom at 10 am (UK time).

The following shareholder documents are now available on the Company’s website to view or download:

Annual Report and Form 20-F for the year ended December 31, 2011

www.shell.com/annualreport

Annual Review and Summary Financial Statements 2011

www.shell.com/annualreport

Notice of the 2012 Annual General Meeting

www.shell.com/agm

If you do not have access to the internet and would like to obtain a hard copy of the Notice of the 2012 Annual General Meeting, please call toll free at 1-800-555-2470, or write to:

Proxy Services Corporation

200 A Executive Drive

Edgewood, NY 11717

If you would like to obtain a hard copy of the Annual Report and Form 20-F for the year ended December 31, 2011 or the Annual Review and Summary Financial Statements 2011, please call toll free 1-888 -400-7789 if calling from the U.S., or if calling from outside the U.S. please call 31- 888 – 800 - 844. Alternatively you may e-mail order@shell.com or order online at www.shell.com/annualreport

The Bank of New York Mellon as Depositary

April 19, 2012

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Royal Dutch Shell plc

(Registrant)

By:	/s/ Michiel Brandjes
Name: Michiel Brandjes
Title: Company Secretary

Date: April 23, 2012